SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 30, 2018 re TAT Technologies Ltd. Reports First Quarter 2018 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports First Quarter 2018 Results

GEDERA, Israel, May 30, 2018 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month period ended March 31, 2018.

Financial highlights for the first quarter of 2018 (unaudited):

•	Revenues for the three-month period that ended on March 31, 2018 were $24.4 million compared with $27.1 million in the three-month period that ended on March 31, 2017.

•	Adjusted EBITDA for the three-month period that ended on March 31, 2018 decreased to $0.4 million compared with $2.9 million in the three-month period that ended on March 31, 2017.

•
GAAP net loss of $0.7 million, or $0.08 per diluted share in the three-month period that ended on March 31, 2018 compared with a net income of $1.2 million, or $0.14 per diluted share in the three-month period that ended on March 31, 2017.

•
Non-GAAP net loss of $0.7 million, or $0.08 per diluted share in the three-month period that ended on March 31, 2018, compared with non-GAAP net income of $1.3 million, or $0.14 per diluted share in the three-month period that ended on March 31, 2017.

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “The first quarter results were affected by several measures that the company took in preparation for potential new business opportunities which are aligned with the company’s long term strategy. In order to support the long term strategy, the company has been investing in building strong leadership, production capabilities and sales and marketing infrastructure. In addition, several purchase orders that the company expected to receive in the first quarter were delayed and we now expect them to materialize throughout the remainder of 2018. We expect revenues in 2018 to be similar to those of 2017.”

Mr. Zamir added: “We continue to foster TAT as a global leader in OEM and MRO heat transfer solutions and power and actuation solutions for the aerospace industry. In recent years, TAT has been investing in operation, sales and marketing and management to support and execute its long-term strategy.”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in pages 9 and 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Ms. Inna Shpringer
MARCOM Manager
Tel: 972-8-862-8594
innas@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2018	2017
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,381	$17,514
Short-term bank deposits	470	470
Accounts receivable, net	26,055	25,744
Other current assets and prepaid expenses	2,203	2,363
Inventory, net	40,767	38,630

Total current assets	85,876	84,721

NON-CURRENT ASSETS:
Investment in affiliates	1,202	1,192
Funds in respect of employee rights upon retirement	2,566	2,779
Deferred income taxes	769	937
Intangible assets, net	1,012	1,045
Property, plant and equipment, net	21,419	21,321

Total non-current assets	26,968	27,274

Total assets	$112,844	$111,995

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	11,063	9,348
Accrued expenses	8,497	8,331

Total current liabilities	19,560	17,679

NON CURRENT LIABILITIES:
Other long-term liabilities	124	146
Liability in respect of employee rights upon retirement	3,052	3,235
Deferred income taxes	2,369	2,361

Total non-current liabilities	5,545	5,742

Total liabilities	25,105	23,421

EQUITY:
Share capital	2,802	2,802
Additional paid-in capital	65,128	65,073
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	(11)	135
Retained earnings	21,908	22,652
Total shareholders' equity	87,739	88,574

Total liabilities and shareholders' equity	$112,844	$111,995

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Products	$6,836	$9,550	$36,053
Services	17,521	17,531	70,474
	24,357	27,081	106,527

Cost of goods:
Products	6,530	6,911	28,096
Services	14,655	14,613	57,987
	21,185	21,524	86,083
Gross Profit	3,172	5,557	20,444

Operating expenses:
Research and development, net	319	229	731
Selling and marketing	1,370	1,142	4,974
General and administrative	2,170	2,267	9,409
Other loss	-	28	53
	3,859	3,666	15,167
Operating income (loss)	(687)	1,891	5,277

Financial expenses, net	(2)	(172)	(338)

Income (loss) before taxes on income	(689)	1,719	4,939

Taxes on income	65	498	2,333

Income (loss) before equity investment	(754)	1,221	2,606

Share in results of affiliated companies	10	(20)	(210)

Net income (loss)	$(744)	$1,201	$2,396

Basic and diluted income (loss) per share

Net income (loss) per share	$(0.08)	$0.14	$0.27

Weighted average number of shares outstanding
Basic	8,848,028	8,828,444	8,848,028
Diluted	8,899,131	8,865,808	8,909,072

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
Net income (loss)	$(744)	$1,201	$2,396
Other comprehensive income
Net unrealized losses from derivatives	(60)	(97)	(686)
Reclassification adjustments for gains included in net income and inventory	(86)	537	894
Total other comprehensive income (loss)	$(890)	$1,641	$2,604

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017

Reported net income (loss) on GAAP basis	$(744)	$1,201	$2,396
Adjustments:
Share in results of equity investment of affiliated company	(10)	20	210
Share based compensation	55	57	174
Non-GAAP net income (loss)	$(699)	$1,278	$2,780

Non-GAAP net income (loss) per share	$(0.08)	$0.14	$0.31

Weighted average number of shares outstanding
Basic	8,848,028	8,828,444	8,848,028
Diluted	8,899,131	8,865,808	8,909,072

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated other comprehensive income (loss)
	Number of shares issued	Amount	Additional paid-in capital		Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2015 (audited)	9,082,817	$2,793	$64,529	$(4)	$(2,088)	$26,194	$91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016 (audited):
Comprehensive income (loss)	-	-	-	(69)	-	62	(7)
Share based compensation expenses	-	-	105	-	-	-	105
Exercise of option	20,100	4	126	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2016 (audited)	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$88,652
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017 (audited):
Comprehensive income	-	-	-	208	-	2,396	2,604
Share based compensation expenses	-	-	174	-	-	-	174
Exercise of options	19,584	5	139	-	-	-	144
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2017 (audited)	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2018 (unaudited):
Comprehensive loss	-	-	-	(146)	-	(744)	(890)
Share based compensation expenses	-	-	55	-	-	-	55
BALANCE AT MARCH 31, 2018 (unaudited)	9,122,501	$2,802	$65,128	$(11)	$(2,088)	$21,908	$87,739

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
	(Unaudited)	(Unaudited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(744)	$1,201	$2,396

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,008	969	3,941
Loss on sale of property, plant and equipment		28	54
Interest from short-term bank deposits and restricted deposits			(6)
Loss (gain) from change in fair value of derivatives	212	(16)	(490)
Provision for doubtful accounts		18	321
Share in results of affiliated Company	(10)	20	210
Share based compensation	55	57	174
Liability in respect of employee rights upon retirement	(183)	102	241
Deferred income taxes, net	176	58	382
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(312)	535	(4,493)
Decrease (increase) in other current assets and prepaid expenses	100	(942)	488
Decrease (increase) in inventory	(2,264)	1,265	210
Increase (decrease) in trade accounts payable	2,085	(1,438)	578
Increase (decrease) in accrued expenses	166	1,230	(1,505)
Increase (decrease) in other long-term liabilities	(22)	36	(5)
Net cash provided by operating activities	$267	$3,123	$2,496

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	(87)	(383)
Funds in respect of employee rights upon retirement	43	(36)	(156)
Proceeds from sale of property and equipment	7	-	-
Purchase of property and equipment	(1,450)	(620)	(3,520)
Maturities of short-term deposits	-	-	500
Cash flows used in investing activities	$(1,400)	$(743)	$(3,559)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of cash dividend	-	-	(3,000)
Exercise of options	-	-	144
Cash flows used in financing activities	$-	$-	$(2,856)

Net increase (decrease) in cash and cash equivalents	(1,133)	2,380	(3,919)

Cash and cash equivalents at beginning of period	17,514	21,433	21,433

Cash and cash equivalents at end of period	$16,381	$23,813	$17,514

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017

Net income (loss)	$(744)	$1,201	$2,396
Adjustments:
Share in results and sale of equity investment of affiliated companies	(10)	20	210
Taxes on income	65	498	2,333
Financial expenses, net	2	172	338
Depreciation and amortization	1,008	969	3,941
Share based compensation	55	57	174
Adjusted EBITDA	$376	$2,917	$9,392

Note to the financial statements

As of January 1, 2018, the company has adopted the new standard for recognizing Revenue from Contracts with Customers.

In May 2014, FASB issued Accounting Standards Update "Revenue from Contracts with Customers." ASU 2014-09 supersedes most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted in annual periods beginning after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company applied the new standard on its effective date (January 1, 2018) to uncompleted contracts as of that date.

 The company has adopted the following exemptions and accounting policies:

1.	The Company has chosen to account for shipping as a fulfillment costs, in cases in which the shipping occurs after the customer has obtained control of a good.

2.
The Company has chosen not to adjust the promised amount of consideration for the effects of a significant financing component, in cases in which the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

3.	The Company has chosen to present all sales taxes collected from customers on a net basis.

The new standard has no material impact on the Company's consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: May 30, 2018